Exhibit 4.10

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

July 1, 2025 and July 3, 2025

Item 3.	News Releases

News releases announcing the material changes were disseminated on July 1, 2025 and July 3, 2025, through Newsfile Corp’s distribution network and copies filed on NervGen’s SEDAR+ profile at www.sedarplus.com.

Item 4.	Summary of Material Changes

On July 1, 2025, the Company announced that Daniel Mikol, MD, Ph.D., resigned from his position as Chief Medical Officer in order to pursue new opportunities. The Company also announced that Randall Kaye, MD, who was recently appointed Chief Medical Advisor, will increase the scope of his role as the company initiates a search for Dr. Mikol's replacement.

On July 3, 2025, the Company announced that Glenn Ives resigned from NervGen’s Board of Directors and that NervGen’s Board of Directors unanimously appointed Dr. Adam Rogers, a current director and representative of NervGen’s largest shareholder, as the new chair.

Item 5.	Full Description of Material Changes

On July 1, 2025, the Company announced that Daniel Mikol, MD, Ph.D., resigned from his position as Chief Medical Officer in order to pursue new opportunities. The Company also announced that Randall Kaye, MD, who was recently appointed Chief Medical Advisor, will increase the scope of his role as the company initiates a search for Dr. Mikol's replacement.

NervGen is initiating a search for a new chief medical officer to lead NVG-291 and other potential future programs through clinical development toward regulatory approval.

On July 3, 2025, the Company announced that Glenn Ives resigned from NervGen’s Board of Directors and that NervGen’s Board of Directors unanimously appointed Dr. Adam Rogers, a current director and representative of NervGen’s largest shareholder, as the new chair.

Dr. Rogers is a board-certified physician, biotech entrepreneur, and CEO with extensive experience in clinical and regulatory development. He currently serves as Managing Director of PFP Biosciences, an investment firm focused on breakthrough life sciences technologies, and has been a director at NervGen since 2022. He also served as NervGen’s interim president from September 2022 to April 2023. Previously, Dr. Rogers co-founded and served as CEO of Hemera Biosciences, leading the development of HMR59 (now JNJ-1887), an intraocular gene therapy currently in clinical trials for advanced dry age-related macular degeneration. Dr. Rogers holds an M.D. and B.A. from Emory University.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

July 7, 2025